Exhibit 99.1

NEWS RELEASE

Yuma Energy, Inc. and Davis Petroleum Acquisition Corp.
Announce Merger Agreement

HOUSTON, TEXAS – February 12, 2016 – Yuma Energy, Inc. (NYSE MKT: YUMA) (NYSE MKT: YUMA-PA) (“Yuma”) and privately held Davis Petroleum Acquisition Corp. (“Davis”) jointly announced today that they have entered into a definitive merger agreement for an all-stock transaction.  Upon completion of the transaction, which is subject to the approval of stockholders of both companies, Davis will become a wholly owned subsidiary of Yuma.

“We believe the combination of these two companies is a compelling value transaction for each company’s owners and look forward to working with Davis and its Board of Directors to complete the merger,” said Sam L. Banks, Chairman and Chief Executive Officer of Yuma.  “This transaction truly represents a scenario where the whole is greater than the sum of its parts, and is anticipated to increase our proved reserves by approximately 4.8 million barrels of oil equivalent at year end 2015, and to substantially increase our net daily production by approximately 1,500 barrels of oil equivalent per day based on Davis’ fourth quarter 2015 production rates.  Once the transaction is complete, Yuma expects significant G&A synergies associated with the merger and will be well positioned to take advantage of the collective portfolios of the combined companies, as well as to capitalize on the current environment, which we believe will provide opportunities to grow primarily through further consolidations and acquisitions.”

“We are excited about the combination and the resulting synergies that this merger will bring, creating value for both companies.  The Davis properties complement Yuma’s existing portfolio from a geographic and strategic standpoint, while also strengthening its position in resource plays.  We believe that Davis brings near term liquidity and long term optionality for the Pro Forma Company,” said Michael Reddin, Chairman, President and Chief Executive Officer of Davis.  “Our major stockholders are all committed to the deal, and look forward to becoming part of a larger, more diverse, publicly-traded enterprise.”

Key attributes of Davis include:

●	No bank debt and approximately $4.1 million of cash as of December 31, 2015;

●	1,533 average barrels of oil equivalent per day (BOE/d) of production for the fourth quarter of 2015;

●	4.8 million barrels of oil equivalent (BOE) of proved reserves (64% proved developed) as estimated by Netherland, Sewell & Associates, Inc. effective December 31, 2015.

Material Terms and Conditions

Under the terms of the definitive agreement, Yuma will reincorporate in Delaware, implement a one for ten reverse split of its common stock, and convert each share of its existing Series A preferred stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split).  Following these actions, Yuma will issue additional shares of common stock in an amount sufficient to result in approximately 61.1% of the common stock being owned by the current common stockholders of Davis.  In addition, Yuma will issue approximately 3.3 million shares of a new Series D preferred stock to existing Davis preferred stockholders, which  is estimated to have a conversion price of approximately $5.70 per share, after giving effect for the reverse split.  The Series D preferred stock is estimated to have a liquidation preference of approximately $18.7 million at closing, and will be paid dividends in the form of additional Series D preferred stock at a rate of 7% per annum.

The Boards of Directors of both companies have approved the merger agreement and believe that it is in the best interest of both companies’ stockholders.  The transaction is subject to stockholder approval of both companies, including the holders of preferred stock, as well as other customary approvals, including authorization to list the newly issued shares of common stock on the NYSE MKT.  The transaction is expected to qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code.  The companies anticipate completing the transaction around mid-year 2016.

Upon closing, four of the five current Yuma Board members will continue to serve on the combined company Board.  Richard K. Stoneburner will serve as Non-Executive Chairman, and Sam L. Banks will continue to serve as Director, President and Chief Executive Officer.  James W. Christmas and Frank A. Lodzinski will also continue to serve.  Three additional Directors will be nominated by Davis, bringing the size of the new Board to seven, and the Board will meet the director independence requirements of the NYSE MKT.  All current officers of Yuma will serve in their same capacity in the combined company.

Among other conditions to closing, the transaction is conditioned upon the negotiation of a reserve-based credit facility with existing Yuma lenders and/or others, with a borrowing base of at least $44.0 million and other terms and conditions acceptable to both parties.

Legal counsel to Yuma in the transaction is Jones & Keller, P.C., Denver, Colorado.  Legal counsel to Davis in the transaction is Porter & Hedges, LLP, Houston, Texas.

Roth Capital Partners acted as financial advisor to Yuma Energy, Inc.  Northland Capital Markets and Euro Pacific Capital have been retained by Yuma to assist with the preparation of stockholder materials and closing the transaction.

About Yuma Energy, Inc.

Yuma Energy, Inc. is a Houston-based oil and gas company focused on the exploration for, and development of, conventional and unconventional oil and gas prospects.  Established in 1983, Yuma has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects.  Yuma’s current operations are focused on onshore central Louisiana, where Yuma is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations.  In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and has operated positions in Kern and Santa Barbara Counties, California.

About Davis

Davis Petroleum Acquisition Corp. is a Houston-based oil and gas company focused on acquisition, exploration and development of domestic oil and gas properties.  Over 90% of the common stock of Davis is owned by entities controlled by or co-investing with Evercore Capital Partners, Red Mountain Capital Partners, and Sankaty Advisors.  These major stockholders purchased the predecessor company from the family of Marvin Davis in 2006.  Davis’ company-operated properties are conventional fields located onshore in south Louisiana and the upper Texas Gulf Coast, and its non-operated properties include Eagle Ford and Eaglebine properties in east Texas.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations, estimates of reserve and production volumes and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by Yuma and Davis in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to:  the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing; the possibility that the combined company may be unable to obtain an acceptable reserve-based credit facility; that problems may arise in the integration of the businesses of the two companies; that the acquisition may involve unexpected costs; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas); risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; revisions to reserve estimates as a result of changes in commodity prices; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather; further declines in oil and gas prices; inability of management to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change.  Yuma’s annual report on Form 10-K for the year ended December 31, 2014, recent current reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. Yuma and Davis undertake no obligation to revise or update publicly any forward-looking statements, except as required by law.

Additional Information about the Transaction

In connection with the proposed transaction, Yuma intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Yuma that also constitutes a prospectus of Yuma relating to Yuma common stock and the Yuma common stock issued upon conversion of the Series D preferred stock to be issued pursuant to the merger. The proxy statement/prospectus will include important information about both Yuma and Davis. Yuma also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT YUMA, DAVIS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Yuma can be obtained free of charge from Yuma’s website at www.yumaenergyinc.com.

Participants in Solicitation

Yuma and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Yuma in respect of the proposed transaction.  Information regarding Yuma’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 30, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 30, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contact:

James J. Jacobs
Chief Financial Officer
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027
Telephone: (713) 968-7000